UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated July 22, 2026, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, July 22, 2026 Comisión Nacional de Valores

Re.: Appointment of Chief Financial Officer

Dear Sirs,

I am writing in my capacity as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina”), further to the material event disclosed on December 23, 2025, to inform you that the Company’s Board of Directors, at its meeting held today, resolved to appoint Mr. Manuel García Diez as Chief Financial Officer (CFO) of Telecom Argentina.

Mr. García Diez will assume his position effective August 3, 2026.

Sincerely,

Telecom Argentina S.A.

/s/ Luis Rial Ubago
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	July 22, 2026	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations